Exhibit 77I

Terms of New or Amended Securities

At the June 4, 2008 Board meeting, the Board of Directors of ING Series Fund, Inc. (“ISFI”) approved the requisite plans, agreements, and other routine matters with respect to the establishment of the ING Corporate Leaders 100 Fund. Previously, at the March 13, 2008 meeting, the Board approved the creation of the Fund and filing with the U.S. Securities and Exchange Commission of the post-effective amendment to ISFI’s registration statement.